Filed Pursuant to Rule 424(b)(3)
File No. 333-138750

SUPPLEMENT TO PROSPECTUS
16,786,895 Shares
Common Stock

This Supplement to the Prospectus, dated May 11, 2009 (this “Supplement”), supplements and amends the Prospectus, dated September 13, 2007 (the “Prospectus”), relating to the Common Stock of Coleman Cable, Inc. (the “Company” and “we”). This Supplement should be read in conjunction with the Prospectus.

The Prospectus is hereby supplemented as follows:

On May 11, 2009, the Company filed its Quarterly Report on Form 10-Q for the quarter ended March 31, 2009. The Quarterly Report on Form 10-Q includes consolidated financial statements for the three months ended March 31, 2009.

     Raw materials, primarily copper, comprise the primary component of our cost of goods sold. As the price of copper is particularly volatile, price fluctuations can significantly affect of our sales and profitability. We generally attempt to pass along changes in the price of copper and other raw materials to our customers. However, this has proven difficult recently, reflecting lower overall demand and excess capacity in the wire & cable industry. When the price of copper declines only marginally and slowly over time, we are more likely to maintain our prices. However, the ability to maintain product pricing is limited in the event of significant and rapid declines in the price of copper, particularly when such a decline is coupled with a decline in demand for volume within the industry. The average copper price on the COMEX was $1.57 per pound for the first quarter of 2009, as compared to $3.53 per pound for the first quarter of 2008.
     We made two acquisitions during 2007 (the “2007 Acquisitions”). On April 2, 2007 we acquired 100% of the outstanding equity interests of Copperfield, LLC for $215.4 million and on November 30, 2007 we acquired certain assets of Woods Industries, Inc. and all of the common stock of Woods Industries (Canada) Inc. from Katy Industries, Inc. for $53.8 million.
     The recessionary economic conditions prevalent during the fourth quarter of 2008 continued throughout the first quarter of 2009. Our sales volumes declined significantly during the first quarter of 2009, as compared to the same quarter last year. We believe the current market and economic difficulties will continue to be prevalent throughout 2009, and we continue to manage our business with a view to such recessionary factors persisting throughout the balance of the year. We believe that the combined impact of such macro-economic conditions coupled with our downsizing of our OEM segment will continue to cause significant reductions in our volumes for the remainder of 2009, as compared to 2008 levels. Our ability to timely and effectively match our plant capacity to forecasted demand will continue to be a key determinant in limiting the potential negative impact of unfavorable overhead variances in coming quarters. Management is continually adjusting plans and production schedules in light of sales trends, the macro-economic environment and other demand indicators, and the possibility exists that we may determine further plant closings, restructurings and workforce reductions are necessary, some of which may be significant. In this regard, in March 2009 we announced plans to close our manufacturing facility in East Longmeadow, Massachusetts in the second quarter of this year, as further discussed in the “Consolidated Results of Operations” section that follows.

Consolidated Results of Operations
     The following table sets forth, for the periods indicated, our consolidated results of operations and related data in thousands of dollars and as a percentage of net sales.

	Three Months Ended March 31,
	2009		2008
	Amount	%	Amount	%
	(In thousands)
Net sales	$117,322	100.0%	$252,483	100.0%
Gross profit	16,548	14.1	28,849	11.4
Selling, engineering, general and administrative expenses	10,659	9.1	12,761	5.1
Intangible amortization expense	2,630	2.2	2,662	1.1
Asset impairments	69,498	59.2	—	—
Restructuring charges	657	0.6	176	0.1

Operating income (loss)	(66,896)	(57.0)	13,250	5.2
Interest expense	6,405	5.5	7,804	3.2
Other expense, net	339	0.3	121	0.1

Income (loss) before income taxes	(73,640)	(62.8)	5,325	2.1
Income tax expense (benefit)	(8,870)	(7.6)	2,067	0.8

Net (loss) income	$(64,770)	(55.2)	$3,258	1.3

     The following is a reconciliation, for the periods indicated, of net income (loss), as determined in accordance with GAAP, to earnings from continuing operations before net interest, income taxes, depreciation and amortization expense (“EBITDA”).

	Three Months Ended March 31,
	2009	2008
	(In thousands)
Net income (loss)	$(64,770)	$3,258
Interest expense	6,405	7,804
Income tax expense (benefit)	(8,870)	2,067
Depreciation and amortization expense	6,095	6,837

EBITDA	$(61,140)	$19,966

     In addition to GAAP earnings, we also use earnings from continuing operations before net interest, income taxes, depreciation and amortization expense (“EBITDA”) as a means to evaluate the liquidity and performance of our business, including the preparation of annual operating budgets and the determination of levels of operating and capital investments. In particular, we believe EBITDA allows us to readily view operating trends, perform analytical comparisons and identify strategies to improve operating performance. For example, we believe the inclusion of items such as taxes, interest expense and intangible asset amortization can make it more difficult to identify and assess operating trends affecting our business and industry. We also believe EBITDA is a performance measure that provides investors, securities analysts and other interested parties a measure of operating results unaffected by differences in capital structures, business acquisitions, capital investment cycles and ages of related assets among otherwise comparable companies in our industry. However, EBITDA’s usefulness as a performance measure is limited by the fact that it excludes the impact of interest expense, depreciation and amortization expense and taxes. We borrow money in order to finance our operations; therefore, interest expense is a necessary element of our costs and ability to generate revenue. Similarly, our use of capital assets makes depreciation and amortization expense a necessary element of our costs and ability to generate income. Since we are subject to state and federal income taxes, any measure that excludes tax expense has material limitations. Due to these limitations, we do not, and you should not, use EBITDA as the only measure of our performance and liquidity. We also use, and recommend that you consider, net income in accordance with GAAP as a measure of our performance or cash flows from operating activities in accordance with GAAP as a measure of our liquidity. Finally, other companies may define EBITDA differently and, as a result, our measure of EBITDA may not be directly comparable to EBITDA of other companies.
     Note that depreciation and amortization shown in the schedule above excludes amortization of debt issuance costs, which is included in interest expense.

     The following is a reconciliation, for the periods indicated, of cash flow from operating activities, as determined in accordance with GAAP, to EBITDA.

	Three Months Ended March 31,
	2009	2008
	(In thousands)
Net cash flow from operating activities	$38,856	$(3,532)
Interest expense	6,405	7,804
Income tax expense (benefit)	(8,870)	2,067
Deferred tax provisions	9,795	263
Gain (loss) on sale of fixed assets	—	(68)
Stock-based compensation	(518)	(603)
Asset impairments	(69,498)	—
Changes in operating assets and liabilities	(37,310)	14,035

EBITDA	$(61,140)	$19,966

Three Months Ended March 31, 2009 Compared with Three Months Ended March 31, 2008
     Net sales — Net sales for the quarter were $117.3 million compared to $252.5 million for the first quarter of 2008, a decrease of $135.2 million or 54%. The decline reflected decreased volumes and lower average copper prices during the first quarter of 2009 as compared to the same quarter last year. For the quarter, our total sales volume (measured in total pounds shipped) decreased 39% compared to the first quarter of 2008, with a significant contraction in demand across our business in the face of recessionary conditions throughout the quarter. In addition to volume declines, a lower average daily selling price of copper cathode on the COMEX, which averaged $1.57 per pound during the first quarter of 2009, as compared to an average of $3.53 per pound for the first quarter of 2008, also negatively impacted net sales for the first quarter of 2009, as compared to the same quarter last year.
     Gross profit — We generated $16.5 million in total gross profit for the quarter, as compared to $28.8 million in the first quarter of 2008, a decline of $12.3 million, or 43%. The decline primarily reflects the impact of the above-noted volume declines, with lower gross profit being recorded for the quarter in both our Distribution and OEM segments as compared to the same quarter last year. Our gross profit as a percentage of net sales (“gross profit rate”) for the quarter was 14.1% compared to 11.4% for the first quarter of 2008. A significant portion of our business involves the production and sale of products which are priced to earn a fixed dollar margin, which causes our gross profit rate to compress in higher copper price environments, which occurred in the first quarter of 2008.
     Selling, engineering, general and administrative (“SEG&A”) expense — We incurred total SEG&A expense of $10.7 million for the first quarter of 2009, as compared to $12.8 million for the first quarter of 2008. The $2.1 million decrease primarily reflects the impact of lower payroll-related expense as a result of lower total headcounts. Total payroll-related expenses accounted for approximately $1.4 million of the total decrease, with the remaining $0.7 million decrease reflecting lower spending across a number of general and administrative expense areas. Our SEG&A as a percentage of total net sales increased to 9.1% for the first quarter of 2009, as compared to 5.1% for the first quarter of 2008, reflecting the impact of lower expense leverage as our fixed costs were spread over a lower net sales base.
     Intangible amortization expense — Intangible amortization expense for the first quarter of 2009 was $2.6 million as compared to $2.7 million for the first quarter of 2008, with the expense in both periods arising from the amortization of intangible assets recorded in relation to our 2007 Acquisitions. These intangible assets are amortized using an accelerated amortization method which reflects our estimate of the pattern in which the economic benefit derived from such assets is to be consumed. Amortization for the first quarter of 2009 was lower than the first quarter of 2008, as lower amortization expense brought about by an impairment charge we recorded during the fourth quarter of 2008 against our then-existing balance in intangible assets more than offset the impact of the aforementioned accelerated amortization methodology.
     Asset impairments — During our quarter ended March 31, 2009, based on a combination of factors, including a significant decline in our market capitalization, as well as the current recessionary economic environment and its estimated potential impact on our business in the foreseeable future, we concluded that there were sufficient indicators to require us to perform an interim goodwill impairment analysis. As of the date of this filing, we have not completed this analysis due to the complexities involved in determining the implied fair value of the goodwill of each reporting unit. However, based on the work performed to date, we have concluded that an impairment loss is probable and can be reasonably estimated within three of the four reporting units within our Distribution segment: Electrical distribution, Wire and Cable distribution and Industrial distribution. Accordingly, we have recorded a non-cash goodwill impairment charge of approximately $69.5 million, representing our best estimate of the impairment loss, during the first quarter of 2009.
     We expect to finalize this goodwill impairment analysis during the second quarter of 2009. There could be material adjustments to the goodwill impairment charge when the goodwill impairment test is completed. Any adjustments to our preliminary estimates as a result of completing this evaluation will be recorded in our financial statements for the second quarter ended June 30, 2009.
     Restructuring charges — Restructuring charges for the three months ended March 31, 2009 were $0.7 million, as compared to $0.2 million for the first quarter of 2008. For the first quarter of 2009, these expenses were primarily incurred in connection with severance for headcount reductions and for certain holding costs incurred relative to those facilities closed during 2008. For the first quarter of 2008, these expenses were primarily incurred in connection with the integration of facilities acquired in 2007 as part of our acquisition of Copperfield.
     In March 2009 we approved a plan to close our East Longmeadow, Massachusetts manufacturing facility. This action was taken in order to align our manufacturing capacity and cost structure with reduced volume levels resulting from the current economic environment. We plan to transition production from this facility to facilities in Bremen, Indiana, with back up capacity to be provided by our Waukegan, Illinois and Texarkana, Arkansas facilities. We estimate that the cost of the closure and relocation of the East Longmeadow facility will be approximately $0.9 million, including lease payments associated with the lease for this facility and severance and other costs. We expect the closure and relocation will be completed by the end of the second quarter of this year and the facility closing and other related costs to be recorded in our second quarter 2009 financial statements, with the exception of less than $0.1 million of severance costs recorded during the first quarter of 2009.
     Interest expense — We incurred $6.4 million in interest expense for the first quarter of 2009, as compared to $7.8 million for the three months ended March 31, 2008. The decrease in net interest expense was due primarily to lower average outstanding borrowings in the first quarter of 2009 as compared to the same quarter last year. We had no outstanding borrowings under our Revolving Credit Facility during the first quarter of 2009.
     Income tax expense (benefit)— We recorded an income tax benefit of $8.9 million for the quarter compared to income tax expense of $2.1 million for the first quarter of 2008, with the decline reflecting the pre-tax loss in the first quarter of 2009. The decline in our effective tax rate for the first quarter of 2009 as compared to the first quarter of 2008 reflects the fact that the $69.5 million pre-tax goodwill impairment charge recorded during the first quarter of 2009 included a significant amount of goodwill without corresponding tax basis, thereby reducing the associated tax benefit for the pre-tax charge and our effective tax rate for the quarter.
Segment Results
     The following table sets forth, for the periods indicated, statements of operations data by segment in thousands of dollars, segment net sales as a percentage of total net sales and segment operating income as a percentage of segment net sales.

	Three Months Ended March 31,
	2009		2008
	Amount	%	Amount	%
	(In thousands)
Net Sales:
Distribution	$90,100	76.8%	$164,627	65.2%
OEM	27,222	23.2	87,856	34.8

Total	$117,322	100.0%	$252,483	100.0%

Operating Income (Loss):
Distribution	$7,575	8.4%	$16,290	9.9%
OEM	493	1.8	2,734	3.1

Total segments	8,068		19,024
Corporate	(74,964)		(5,774)

Consolidated operating income (loss)	$(66,896)	(57.0)%	$13,250	5.2%

     Segment operating income represents income from continuing operations before interest income or expense, other income or expense, and income taxes. Corporate consists of items not charged or allocated to the segments, including costs for employee relocation, discretionary bonuses, professional fees, restructuring expenses, asset impairments and intangible amortization. The Company’s segments have common production processes, and manufacturing and distribution capacity. Accordingly, we do not identify net assets to our segments. Depreciation expense is not allocated to segments but is included in manufacturing overhead cost pools and is absorbed into product cost (and inventory) as each product passes through our numerous manufacturing work centers.

Accordingly, as products are sold across our segments, it is impracticable to determine the amount of depreciation expense included in the operating results of each segment.
Three Months Ended March 31, 2009 Compared with Three Months Ended March 31, 2008
Distribution Segment
     For the quarter, net sales were $90.1 million, as compared to $164.6 million for the first quarter of 2008, a decrease of $74.5 million, or 45%. As noted above in our discussion of consolidated results, this decrease was due primarily to a decline in sales volumes and copper prices as compared to the same quarter last year. For the quarter, our total sales volume (measured in total pounds shipped) decreased 32% compared to the first quarter of 2008.
     Operating income was $7.6 million for the first quarter of 2009, as compared to $16.3 million for the first quarter of 2008, a decline of $8.7 million, primarily reflecting the above-noted impact on gross profit of decreased sales volumes in 2009, partially offset by lower SEG&A expense. Our segment operating income rate was 8.4% for the quarter, as compared to 9.9% for the same period last year. The decline in the operating income rate was primarily due to lower expense leverage of SEG&A expenses given the lower sales base for the first quarter of 2009 as compared to the same quarter last year.
OEM Segment
     For the quarter, net sales were $27.2 million compared to $87.9 million for the first quarter of 2008, a decrease of $60.7 million, or 69%. As noted above in our discussion of consolidated results, this decrease was due primarily to a decline in sales volumes and copper prices as compared to the same quarter last year. For the quarter, our total sales volume (measured in total pounds shipped) decreased 51% compared to the first quarter of 2008, in part reflecting decreased demand from existing customers which have been particularly affected by the current economic circumstances. In addition, as we have noted in the past, we expect our OEM volumes in 2009 to be significantly below 2008 levels reflecting our decision in late 2008 to reduce sales to customers within this segment in 2009 as a result of failing to secure adequate pricing for our products from such customers. We believe this decision, while significantly reducing the volume done with certain customers within the segment was necessary to ensure the viability of this segment, as well as improve the overall financial performance of the Company.
     Operating income was $0.5 million for the first quarter of 2009, as compared to $2.7 million for the first quarter of 2008, a decline of $2.2 million, primarily reflecting the above-noted impact of lower sales levels in 2009. Our segment operating income rate was 1.8% for the quarter, as compared to 3.1% for the same quarter last year. The decline in the operating income rate was primarily due to lower expense leverage of SEG&A expenses given the lower sales base for the first quarter of 2009 as compared to the same quarter last year, partially offset by an increase in the OEM gross profit rate reflecting lower average copper prices in the first quarter of 2009 as compared to the same quarter last year.
Liquidity and Capital Resources
Debt
     The following summarizes long-term debt (including current portion and capital lease obligations) outstanding in thousands of dollars:

	As of	As of
	March 31,	December 31,
	2009	2008
Revolving credit facility expiring April 2, 2012	$—	$30,000
Senior notes due October 1, 2012	242,195	242,352
Capital lease obligations	319	462

Total long-term debt, including current portion	$242,514	$272,814

     As of March 31, 2009, we had a total of $23.9 million in cash and cash equivalents and no outstanding borrowings under our Revolving Credit Facility. Also, as of March 31, 2009, we have no required debt repayments until our Senior Notes mature in 2012.

Revolving Credit Facility
     Our five-year revolving credit facility (the “Revolving Credit Facility”), which expires in April 2012, is a senior secured facility that provides for aggregate borrowings of up to $200.0 million, subject to certain limitations. The proceeds from the Revolving Credit Facility are available for working capital and other general corporate purposes, including merger and acquisition activity.
     Pursuant to the terms of the Revolving Credit Facility, we are required to maintain a minimum of $10.0 million in excess availability under the facility at all times. Borrowing availability under the Revolving Credit Facility is limited to the lesser of (1) $200.0 million or (2) the sum of 85% of eligible accounts receivable, 55% of eligible inventory and an advance rate to be determined of certain appraised fixed assets, with a $10.0 million sublimit for letters of credit. At March 31, 2009, we had $78.6 million in remaining excess availability.
     The Revolving Credit Facility is guaranteed by our domestic subsidiaries on a joint and several basis, either as a co-borrower of the Company or a guarantor, and is secured by substantially all of our assets and the assets of our domestic subsidiaries, including accounts receivable, inventory and any other tangible and intangible assets (including real estate, machinery and equipment and intellectual property), as well as by a pledge of all the capital stock of each of our domestic subsidiaries and 65% of the capital stock of our foreign subsidiary.
     The Revolving Credit Facility contains financial and other covenants that limit or restrict our ability to pay dividends or distributions, incur indebtedness, permit liens on property, make investments, provide guarantees, enter into mergers, acquisitions or consolidations, conduct asset sales, enter into leases or sale and lease back transactions, and enter into transactions with affiliates. We are also prohibited from making prepayments on the Senior Notes, except for scheduled payments required pursuant to the terms of such Senior Notes. In addition to maintaining a minimum of $10.0 million in excess availability under the facility at all times, the financial covenants in the Revolving Credit Facility require us to maintain a fixed charge coverage ratio of not less than 1.1 to 1.0 for any month during which our excess availability under the Revolving Credit Facility falls below $30.0 million. We maintained greater than $30.0 million of monthly excess availability during the first quarter of 2009.
     On November 1, 2007, the Revolving Credit Facility was amended to allow for our acquisition of Woods. The amendment also permitted us to make future investments in our Canadian subsidiaries in an aggregate amount, together with the investment made to acquire Woods Canada, not to exceed $25.0 million. As of March 31, 2009, we were in compliance with all of the covenants on our Revolving Credit Facility.
9.875% Senior Notes
     At March 31, 2009, we had $240.0 million in aggregate principal amount of 9.875% senior notes outstanding, all of which mature on October 1, 2012 (the “Senior Notes”). As noted above, the Senior Notes include the $120.0 million aggregate principal amount of senior notes (the “2007 Notes”) issued in 2007 in connection with our acquisition of Copperfield. The 2007 Notes are governed by the same indenture (the “Indenture”) and have substantially the same terms and conditions as our $120.0 million aggregate principal of 9.875% senior notes issued in 2004.
     The Indenture includes a covenant that prohibits us from incurring additional indebtedness (other than certain permitted indebtedness, including but not limited to the maximum availability under our Revolving Credit Facility), unless our consolidated fixed charge coverage ratio is greater than 2.0 to 1.0.
     As of March 31, 2009, we were in compliance with all of the covenants on our Senior Notes.
Current and Future Liquidity
     In general, we require cash for working capital, capital expenditures, debt repayment and interest. Our working capital requirements tend to increase when we experience significant demand for products or significant copper price increases. In the fourth quarter of 2008 the price of copper declined significantly which lowered our working capital requirements and, thus, in part, allowed us to reduce our outstanding borrowings under our Revolving Credit Facility. We had no borrowings under our Revolving Credit Facility at March 31, 2009. We may, however, be required to borrow against our Revolving Credit Facility in the future if, among a number of other potential factors, the price of copper increases, thereby increasing our working capital requirements.
     Our management assesses the future cash needs of our business by considering a number of factors, including: (1) historical earnings and cash flow performance, (2) future working capital needs, (3) current and projected debt service expenses, (4) planned capital expenditures, and (5) our ability to borrow additional funds under the terms of our Revolving Credit Facility.

     Based on the foregoing, we believe that our operating cash flows and borrowing capacity under the Revolving Credit Facility will be sufficient to fund our operations, debt service and capital expenditures for the foreseeable future. We had no outstanding borrowings against our $200.0 million Revolving Credit Facility and had $78.6 million in excess availability at March 31, 2009, as well as $23.9 million in cash on hand. We have no required debt repayments until our Senior Notes mature in 2012.
     If we experience a deficiency in earnings with respect to our fixed charges in the future, we would need to fund the fixed charges through a combination of cash flows from operations and borrowings under the Revolving Credit Facility. If cash flows generated from our operations, together with borrowings under our Revolving Credit Facility, are not sufficient to fund our operations, debt service and capital expenditures and we need to seek additional sources of capital, the limitations on our ability to incur debt contained in the Revolving Credit Facility and the Indenture relating to our Senior Notes could prevent us from securing additional capital through the issuance of debt. In that case, we would need to secure additional capital through other means, such as the issuance of equity. In addition, we may not be able to obtain additional debt or equity financing on terms acceptable to us, or at all. If we were not able to secure additional capital, we could be required to delay or forego capital spending or other corporate initiatives, such as the development of products, or acquisition opportunities.
     Net cash provided by operating activities for the first quarter of 2009 was $38.9 million compared to net cash used by operating activities of $3.5 million for the first quarter of 2008. The primary factors contributing to the increase in cash provided by operating activities for the first quarter of 2009 compared to the same quarter of 2008 were: (1) a $37.3 million increase in net cash provided from working capital primarily as a function of a decline in the price of copper in the fourth quarter of 2008 which remained lower during the first quarter of 2009, and lower volume levels which have both resulted in lower working capital needs, and (2) a total of $70.0 million in non-cash items contained in net income, primarily goodwill impairment charges. In the event volumes stabilize or decline and copper prices either stabilize or increase during the remainder of 2009, we would not expect continued improvement in our operating cash flows during the balance of 2009, as compared to the first quarter of 2009, as our first quarter operating cash flows benefited in large part from a decline in working capital requirements primarily reflecting declines in both copper prices and volumes.
     Net cash used in investing activities for the first quarter of 2009 was $1.2 million due primarily to capital expenditures.
     Net cash used by financing activities for the first quarter of 2009 was $30.1 million due to repayments made under our Revolving Credit Facility during the first quarter of 2009.

Other Information
     As disclosed in our Annual Report on Form 10-K for the fiscal year ended December 31, 2008, our principal market risks are exposure to changes in commodity prices, primarily copper prices, and exchange rate risk relative to our operations in Canada. As of March 31, 2009, we have no variable-rate borrowings outstanding which would expose us to interest rate risk from variable-rate debt.
     Commodity Risk. Certain raw materials used in our products are subject to price volatility, most notably copper, which is the primary raw material used in our products. The price of copper is particularly volatile and can affect our net sales and profitability. We purchase copper at prevailing market prices and, through multiple pricing strategies, generally attempt to pass along to our customers changes in the price of copper and other raw materials. From time-to-time, we enter into derivative contracts, including copper futures contracts, to mitigate the potential impact of fluctuations in the price of copper on our pricing terms with certain customers. We do not speculate on copper prices. We record these derivative contracts at fair value on our consolidated balance sheet as either an asset or liability. At March 31, 2009, we had contracts with an aggregate fair value of negative $0.3 million, consisting of contracts to sell 1,475,000 pounds of copper in May 2009 and contracts to buy 800,000 pounds of copper at various dates through the end of 2009. A hypothetical adverse movement of 10% in the price of copper at March 31, 2009, with all other variables held constant, would have resulted in a loss in the fair value of our commodity futures contracts of approximately $0.4 million as of March 31, 2009.
     Interest Rate Risk. As of March 31, 2009, we had no variable-rate debt outstanding as we had no outstanding borrowings under our Revolving Credit Facility for which interest costs are based on either the lenders’ prime rate or LIBOR.
     On May 7, 2009, the Company entered into an agreement with Kenneth A. McAllister, Executive Vice President, Distribution Group, that provides for severance benefits in the event of a future termination of employment under certain circumstances (the “Severance Agreement”).   Under the Severance Agreement, if Mr. McAllister’s employment is terminated by the Company other than for cause or by Mr. McAllister for good reason (as defined in the Severance Agreement), Mr. McAllister will be entitled to severance payments equal to 1.5 times Mr. McAllister’s base salary, accelerated vesting of equity awards and subsidized health care coverage for up to a year following the termination.  Benefits under the Severance Agreement are dependent on Mr. McAllister’s compliance with certain non-competition, non-solicitation and confidentiality provisions.

Forward-Looking Statements

This Supplement contains certain forward-looking statements. These forward-looking statements involve risk and uncertainty. Actual results could differ from those currently anticipated due to a number of factors including those mentioned in the Prospectus as supplemented. Forward-looking statements are based on information available to management at the time, and they involve judgments and estimates that may prove to be incorrect. Factors that could cause results to differ from expectations include: fluctuations in the supply or price of copper and other raw materials; increased competition from other wire and cable manufacturers, including foreign manufacturers; pricing pressures causing margins to decrease; further adverse changes in general economic and capital market conditions; changes in the demand for our products by key customers; additional impairment charges related to our goodwill and long-lived assets; changes in the cost of labor or raw materials, including PVC and fuel; failure of customers to make expected purchases, including customers of acquired companies; failure to identify, finance or integrate acquisitions; failure to accomplish integration activities on a timely basis; failure to achieve expected efficiencies in our manufacturing consolidations and integration activities; unforeseen developments or expenses with respect to our acquisition, integration and consolidation efforts; and other specific factors discussed in “Risk Factors” in the Prospectus as supplemented.